Exhibit 99.1

AGREEMENT

THIS AGREEMENT, dated as of October 2, 2020, (the “Agreement”) is by and between Dominion Capital LLC (“Dominion”), Anson Investments Master Fund LP (“AIMF”) and Lorient Ventures Ltd.

WHEREAS, the parties believe that the value of their investment in the securities listed on Schedule I to this Agreement (“Securities”), of Amarantus Biosciences Holding Inc. (the “Company”), have been compromised by certain actions taken by the Company and its management and inaction or ambivalence by the Company’s Board of Directors; and

WHEREAS, the parties will seek to engage in private and public discussions with members of the Company’s board and management, and consider the necessity and benefits of more aggressive action, including, among other things, initiation of litigation against the Company and other third parties.

NOW, THEREFORE, in consideration of the covenants and agreements set forth in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the parties agree as follows:

1.       Coordinated Activities. Dominion will take the lead on all activities related to the parties’ pursuit of representation on the Board of Directors of the Company (the “Board”) including: (i) the making, revising or withdrawing of any proposals to the Company regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise; (ii) the conduct or settlement of any proxy contest, consent solicitation or similar actions involving the Company; (iii) the manner, form, content and timing of any communications with the Company as well as any public disclosures, public statements or other public communications, in each case relating to the Company, this Agreement or the activities contemplated by this Agreement (except to the extent such disclosure by AIMF and/or Lorient is required by a regulatory filing, but subject to Section 4 below); and (iv) the conduct of any litigation or investigation related to the Company or the activities contemplated by this Agreement so long as, in each case, AIMF or Lorient is not a party thereto; provided, however, that Dominion will not enter into any settlement or other agreement with the Company or its Board or the pursuit of a corporate transaction involving the Company without the consent of AIMF or Lorient. Dominion covenants and agrees to consult with AIMF and Lorient with respect to the form, content and timing of any communications with the Company or the taking of any of the other actions set forth in the foregoing sentence. Neither Dominion nor AIMF nor Lorient will enter into any agreement, arrangement or understanding with any other person in connection with the holding, voting or disposition of Securities; provided that notwithstanding the foregoing Dominion may enter into any such agreement, arrangement or understanding with its affiliates. Each of AIMF and Lorient covenants and agrees to cooperate with Dominion in connection with the activities contemplated by this Section 1.

2.       Communications. This Agreement shall not restrict AIMF’s or Lorient’s ability to have discussions with family members and fiduciaries acting for their benefit or their respective advisors, provided, that (i) if AIMF or Lorient determines to send any written material in connection with such discussions, each will send only publicly available documents (or links thereto) or will otherwise provide Dominion with an opportunity to comment on any such written materials before the same are sent, and (ii) AIMF and/or Lorient will keep Dominion reasonably informed of any oral discussions that are relevant to the process. Except (i) for communications in accordance with the foregoing sentence and (ii) as required by law, neither AIMF nor Lorient will and will request that its affiliates do not, make any statements (a) which could reasonably be expected to be made public, (b) to Company officers or directors or to persons acting on behalf of such persons, in each case regarding the Company or AIMF’s or Lorient’s investment in the Company, without the prior written consent of Dominion, which will not be unreasonably withheld. Each party shall reasonably promptly inform the other following any inquiry, outreach or other communication, including any, e-mail correspondence and telephone calls, from, or on behalf of, the Company, including any of its officers, directors, legal advisors, financial advisors or other representatives, that are relevant to the process.

3.       Regulatory Reporting. The parties shall cooperate including providing the other party with not less than 24 hours prior notice (unless a shorter time is reasonably required by the circumstances) in connection with any regulatory filing that may be required to be made in connection with the matters contemplated by this Agreement, including any filing made pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The parties will file their own Schedule 13D in the event any group formed hereunder is required to make such filing. Each of the parties agrees that it shall be responsible for the completeness and accuracy of the information concerning it contained in any filing pursuant to Section 13(d), Section 14(a) or Section 16 of the Exchange Act and hereby agrees to indemnify the other party, from and against any losses, damages, costs, expenses (including any reasonable and documented attorneys’ fees), fines, penalties, disbursements and amounts paid in settlement arising out of any failure with respect to the completeness or accuracy of such information. Each party will disclaim beneficial ownership of the securities reported by each of the other parties in their respective Schedule 13D.

4.       Termination. This Agreement will terminate at October 2, 2021, unless earlier terminated by mutual written agreement of the parties. Notwithstanding anything to the contrary contained herein, the last sentence of Section 3 and Sections 6, 7 and 8 shall survive any termination of this agreement.

5.       Relationship of the Parties. Nothing in this Agreement shall be construed as creating among the parties any joint venture, partnership, association or other entity for any purpose (including, without limitation, for U.S. income tax purposes) or any agency relationship, nor shall any party, except as expressly set forth in this Agreement, (i) have the right, power or authority to create any obligation or duty, express or implied, on behalf of any other party or (ii) have any fiduciary or other duties to any other party. Each party agrees that it does not have any interest in the profits or losses of the other party in connection with its acquisition or disposition of any securities of the Company.

6.       Expenses. Each party shall bear a proportionate amount of the expenses incurred pursuant to this Agreement, which proportion shall be such party’s ratable percentage of the total investment amount outstanding as of the date of this Agreement.

7.       Miscellaneous. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of New York, (ii) may not be assigned, amended, waived or modified except by a writing signed by each party, (iii) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument and (iv) represents the entire agreement between the parties with respect to the subject matter of this agreement. For purposes of this agreement “beneficially own” or “beneficial ownership” with respect to any securities shall mean having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

8.       Confidentiality. Each party will treat all non-public information received from the other party as confidential and use reasonable precautions to safeguard the confidentiality of such information.

9.       Privilege; Joint Defense. To the extent that any confidential information may include materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such materials is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All confidential information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this agreement, and under the joint defense doctrine.

10.       Specific Performance. Each party to this agreement acknowledges that money damages would not be a sufficient remedy for any breach of this Agreement by it and consents to a court of competent jurisdiction entering an order finding that the non-breaching party has been irreparably harmed as a result of any such breach and to the granting of injunctive relief as a remedy for any such breach, without the necessity of posting a bond.

11.       Each party hereby represents and warrants to the other party that, except as set forth on Schedule I, such party does not have beneficial ownership of any securities of the Company as of the date hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the day and year first written above.

DOMINION CAPITAL LLC

By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Authorized Signatory

ANSON INVESTMENTS MASTER FUND LP

By:	/s/ Amin Nathoo
Name: Amin Nathoo
Title: Director of Anson Advisors Inc., co-investment advisor of Anson Investments Master Fund LP

LORIENT VENTURES LTD.

By:	/s/ Eliyahu Hassett
Name: Eliyahu Hassett
Title: Director